UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)*

Under the Securities Exchange Act of 1934

ACT CLEAN TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

00089J 102
(CUSIP Number)

January 13, 2010
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]     Rule 13d-1(b)

           [X]     Rule 13d-1(c)

           [  ]     Rule 13d-1(d)

CUSIP No. 00089J 102	Page 2 of 5 Pages

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only): Timothy J. Connolly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power: 9,380,000 Shares

6.	Shared Voting Power: Not Applicable

7.	Sole Dispositive Power: 9,380,000 Shares

8.	Shared Dispositive Power: Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,380,000 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 5.132%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 00089J 102	Page 3 of 5 Pages

Item 1.

     (a)  Name of Issuer:

          ACT Clean Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          5412 Bolsa Avenue, Suite A, Huntington Beach CA 92649

Item 2.

     (a)  Name of Person Filing:

          Timothy J. Connolly

     (b)  Address of Principal Office or, if none, Residence:

          109 North Post Oak Lane, Suite 422, Houston, TX 77024

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          Common Stock, par value $.0001 per share

     (e)  CUSIP Number:

          00089J 102

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a)  ____ Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  ____ Bank as defined in Section 3(a) (6) of the Exchange Act.

SCHEDULE 13G
CUSIP No. 00089J 102	Page 4 of 5 Pages

     (c)  ____  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d)  ____  Investment company registered under Section 8 of the Investment Company Act.

     (e)  ____  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  ____  An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);

     (g)  ____  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  ____  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i)  ____  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  ____  Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     (a)  Amount beneficially owned:    9,380,000

     (b)  Percent of class:              5.132%

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 9,380,000

          (ii) Shared power to vote or to direct the vote:    0

          (iii) Sole power to dispose or to direct the disposition of: 9,380,000

          (iv)Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following:    [ ].

SCHEDULE 13G
CUSIP No. 00089J 102	Page 5 of 5 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.   N/A

Item 8.  Identification and Classification of Members of the Group.   N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.

By  signing  below I certify that, to the  best  of  my knowledge and belief, the securities referred to  above were  not acquired and are not held for the purpose  of or  with  the  effect  of changing or  influencing  the control  of the issuer of the securities and  were  not acquired and are not held in connection with  or  as  a participant in any transaction having that  purpose  or effect.

SIGNATURE

After  reasonable  inquiry  and  to  the  best  of my  knowledge  and  belief, I certify that the  information set  forth  in  this  statement is true,  complete  and correct.

January 15, 2010

/s/ Timothy J. Connolly
Timothy J. Connolly